UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1)

or 13(e)(1) of the Securities Exchange Act of 1934

VIASYS Healthcare Inc.

(Name of Subject Company)

Eagle Merger Corp.,

a wholly owned subsidiary of

Cardinal Health, Inc.

(Name of Filing Person—Offerors)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

92553Q209

(CUSIP Number of Class of Securities)

Ivan K. Fong, Esq.

Chief Legal Officer and Secretary

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

Telephone: (614) 757-5000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,667,555,149.50	$51,193.94

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $42.75 per share by 39,007,138, the number of shares of common stock, par value $0.01 per share (“Shares”), of VIASYS Healthcare Inc. (“VIASYS”) outstanding on a fully diluted basis as of May 8, 2007, as represented by VIASYS in the Agreement and Plan of Merger with Cardinal Health, Inc. and Eagle Merger Corp., which Shares consist of (a) 33,340,002 Shares issued and outstanding, (b) 3,548,271 Shares subject to issuance upon exercise of outstanding options, (c) 225,352 Shares subject to issuance pursuant to outstanding restricted stock units, (d) 78,000 Shares subject to issuance pursuant to outstanding deferred stock awards, (e) 1,583,641 Shares reserved for future grant and issuance under the VIASYS stock plan and (e) 231,872 Shares reserved for future issuance under the VIASYS employee stock purchase plan.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $30.70 per million dollars of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is filed by Cardinal Health, Inc., an Ohio corporation (“Cardinal Health”), and Eagle Merger Corp., a Delaware corporation and a wholly owned subsidiary of Cardinal Health (“Offeror”). This Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of VIASYS Healthcare Inc., a Delaware corporation (“VIASYS”), for $42.75 per Share (plus, if the first acceptance for payment by Offeror of the Shares tendered in the Offer has not occurred on or prior to June 25, 2007, an additional $0.007027 per Share for each day during the period commencing on June 25, 2007 and ending on such date of first acceptance), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of May 11, 2007, by and among VIASYS, Cardinal Health and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and issuer of the securities subject to the Offer is VIASYS Healthcare Inc., a Delaware corporation. Its principal executive office is located at 227 Washington Street, Suite 200, Conshohocken, Pennsylvania 19428 and its telephone number is (610) 862-0800.

(b) This Schedule TO relates to the Offer by Offeror to purchase all issued and outstanding Shares for $42.75 per Share (plus, if the first acceptance for payment by Offeror of the Shares tendered in the Offer has not occurred on or prior to June 25, 2007, an additional $0.007027 per Share for each day during the period commencing on June 25, 2007 and ending on such date of first acceptance), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase (the “Introduction”) is incorporated in this Schedule TO by reference.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in “Price Range of the Shares; Dividends” in the Offer to Purchase and is incorporated in this Schedule TO by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Information Concerning Cardinal Health and Offeror” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with VIASYS” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for VIASYS” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Cardinal Health and Offeror,” “Background of the Offer; Past Contacts or Negotiations with VIASYS” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for VIASYS” is incorporated in this Schedule TO by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with VIASYS,” “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for VIASYS,” “Dividends and Distributions” and “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(c)(2) None.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

(b), (d) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b), (c), (d), (e) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Information Concerning Cardinal Health and Offeror,” “Background of the Offer; Past Contacts or Negotiations with VIASYS,” “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for VIASYS” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

ITEM 10.	FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

(a), (b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Cardinal Health and Offeror” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for VIASYS,” is incorporated in this Schedule TO by reference.

(a)(2), (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for VIASYS,” “Conditions of the Offer” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated May 23, 2007.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(5)(A)	Joint Press Release Issued by Cardinal Health and VIASYS, dated May 14, 2007, Announcing the Execution of the Merger Agreement between Cardinal Health and VIASYS (incorporated in this Schedule TO by reference to the Form 8-K filed by Cardinal Health on May 14, 2007).

(a)(5)(B)	Letter, dated May 14, 2007, from R. Kerry Clark to Cardinal Health Employees Regarding Announcement of the Merger Agreement Between Cardinal Health and VIASYS (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Cardinal Health on May 14, 2007).

(a)(5)(C)	Transcript of the Investor Call on May 14, 2007 Regarding Announcement of the Merger Agreement Between Cardinal Health and VIASYS (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Cardinal Health on May 14, 2007).

(a)(5)(D)	Form of Summary Advertisement Published in the Wall Street Journal on May 23, 2007.

(d)(1)	Agreement and Plan of Merger, dated as of May 11, 2007, among Cardinal Health, Offeror and VIASYS.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: May 23, 2007

CARDINAL HEALTH, INC.

By:	/S/ JEFFREY W. HENDERSON
NAME: Jeffrey W. Henderson
TITLE: Chief Financial Officer

EAGLE MERGER CORP.

By:	/S/ JEFFREY W. HENDERSON
NAME: Jeffrey W. Henderson
TITLE: Treasurer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 23, 2007.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(5)(A)	Joint Press Release Issued by Cardinal Health and VIASYS, dated May 14, 2007, Announcing the Execution of the Merger Agreement between Cardinal Health and VIASYS (incorporated in this Schedule TO by reference to the Form 8-K filed by Cardinal Health on May 14, 2007).

(a)(5)(B)	Letter, dated May 14, 2007, from R. Kerry Clark to Cardinal Health Employees Regarding Announcement of the Merger Agreement Between Cardinal Health and VIASYS (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Cardinal Health on May 14, 2007).

(a)(5)(C)	Transcript of the Investor Call on May 14, 2007 Regarding Announcement of the Merger Agreement Between Cardinal Health and VIASYS (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Cardinal Health on May 14, 2007).

(a)(5)(D)	Form of Summary Advertisement Published in the Wall Street Journal on May 23, 2007.

(d)(1)	Agreement and Plan of Merger, dated as of May 11, 2007, among Cardinal Health, Offeror and VIASYS.